Mail Stop 4561

May 30, 2007

Mr. Robert O. Carr
Chairman of the Board and Chief Executive Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ   08542

        Re: Heartland Payment Systems, Inc.
                 Form 10-K for the year ended December 31, 2006
                 Filed March 9, 2007
                 File No. 001-32594

Dear Mr. Carr:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations, page 62

1.   You disclose that the increases and decreases in Funds Held for Payroll
        Customers and Deposits Held for Payroll Customers have been reclassified from
        cash flows from operating activities to cash flows from investing activities.

Please tell us your basis for the reclassification. We believe that the cash flows relating to restricted cash should be reported in the cash flow statement within the category that they would be reported in if there were no restrictions. Since it appears that these cash flows relate to your operations, it is not clear to us why you have reclassified the cash flows to investing activities. Please refer to paragraph 24 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies

Revenues, page 65

2. We note that as a result of your acquisition of Debitek, Inc. you now earn revenue from the sale of hardware, software, and associated services for prepaid card and stored-value card payment systems and that you record revenues at the time of shipment or the provision of service. It appears that these arrangements may have multiple deliverables. Please provide us with more details regarding the recognition of the revenues related to the prepaid card and stored-value card payment systems. Please address the applicability of SOP 97-2 in your response. Refer to EITF 03-5.

Note 17 – Related Party Transactions, page 81

3. You disclose that on February 22, 2006 Mr. Carr exercised options to purchase 1,750,000 shares of your common stock from Greenhill Capital Partners and LLR Equity Partners. You also disclose that as a result of this transaction, a tax deduction of $26.4 million accrued to your company and generated a current tax asset of $10.7 million and a credit to APIC of $10.7 million during 2006. In this regard, it appears based on your tax deduction that you are treating the option issued to Mr. Carr by Greenhill Capital Partners and LLR Equity Partners as a share-based payment arrangement. Please tell us your basis for recognizing a tax deduction for shares since it appears that your company was not directly involved in this transaction. Furthermore, please tell us if you have recognized any compensation expense related to the option granted and/or the shares issued to Mr. Carr by Greenhill Capital Partners and LLR Equity Partners, and if you have, explain why.

Exhibits 31.1 and 31.2

4. We note that your certifications omit paragraph 4(b). In future filings please revise the certifications to include this paragraph in accordance with the form currently set forth in Item 601(b)(31) of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant